PART II

OFFERING MEMORANDUM DATED SEPTEMBER 8, 2023



Symphony Tower
750 B Street
Suite 1930
San Diego, CA 92101
www.diversyfund.com

Up to $5,000,000 of Class B Common Stock
Minimum Investment Amount: $550 (250 shares)

DiversyFund, Inc. ("DiversyFund" "the company," "we," or "us"), is offering up to $5,000,000 worth of its Class B Common Stock (the "Shares" or "Securities"), at a purchase price of $2.20 per Share pursuant to Regulation CF (such offering, the "Offering").   The minimum target amount under this Regulation CF offering is $10,450 (the "Target Amount"). The company must reach its Target Amount of $10,450 by April 30, 2024, the end date of the offering. Unless the company raises at least the Target Amount of $10,450 under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to April 30, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

The Company is offering bonus shares to investors who make an investment in this Offering of at least $5,000:

- Invest $5,000 and receive 5% bonus shares

- Invest $10,000 and receive 10% bonus shares
- Invest $25,000 and receive 20% bonus shares

However, investors who make an investment in this Offering of at least $750 during the special bonus offering period beginning at 12:01 am Pacific Time (7:01 am UTC (UTC+7)) on December 4 and ending at 11:59 pm Pacific time (6:59 am UTC the next day (UTC+7)) on December 10 will receive 5% bonus shares.

In addition, investors who make an investment in this Offering of at least $750 during a second special bonus offering period beginning at 12:01 am Pacific Time (7:01 am UTC (UTC+7)) on December 24 and ending at 11:59 pm Pacific time (6:59 am UTC the next day (UTC+7)) on December 31 will receive 5% bonus shares.

The Intermediary and affiliated entities are providing services in exchange for a $14,000 advance onboarding setup fee for diligence and asset creation, a monthly subscription fee of $2,000, and a six percent (6%) commission cash fee from the gross proceeds of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

The Company is a corporation organized under the laws of the State of Delaware. We are an online investment technology company that owns and operates a real estate direct investment platform located at *www.diversyfund.com* (the "**DiversyFund Platform**"). We believe that technology-powered investment is a more efficient mechanism than the conventional financial system for investing in commercial and residential real estate. Enabled by our proprietary technology, we aggregate investments from thousands of individuals from across the United States to create the scale of an institutional investor without the multimillion-dollar minimum investments, high fees and complexity typical of the traditional real estate investment business. Individuals can access the commercial and residential real estate markets through the DiversyFund Platform for what we believe is a more convenient, transparent and straightforward experience. Investors use the DiversyFund Platform to diversify their investment portfolios and potentially earn attractive risk-adjusted returns from asset classes that have long been closed to most investors and available only to very high net worth investors and institutions. We generate revenues from, among other activities, the sponsorship of, and fees charged to, investment opportunities that are offered to investors through the DiversyFund Platform.

Management

The Company is managed by a Board of Directors (the "**Board**"), consisting of two directors (the "**Directors**"): Craig Cecilio and Alan Lewis. The Board has appointed the following officers of the Company (the "**Officers**"): Craig Cecilio, as Chief Executive Officer, Alan Lewis, as Chief Investment Officer, Kevin Smith as Chief Legal and Compliance Officer and Isaac Dixon as Senior Vice President of Real Estate. The Officers are responsible for operating the day-to-day affairs of the Company and have authority, subject to the provisions of the Company's governing documents and the Board, to manage all of the Company's activities. Investors will not have any control over the Company's day-to-day operations.

Philosophy and Background

DiversyFund was created to give every American an opportunity to build wealth. DiversyFund does this through its tech-enabled DiversyFund Platform by taking advantage of new securities regulations passed under the Jumpstart Our Business Startups Act of 2012 (known as the "**JOBS Act**"). Prior to the JOBS Act, investing in alternative investments, investments like commercial real estate that are alternatives to traditional stock market investing, was reserved for venture capitalists, hedge funds, family offices and accredited investors. The JOBS Act changed those limitations. Formerly "off-limit" investments can now be accessed by everyday investors for potential investment portfolio growth. The new form of investing (through amended Regulation A, which was enacted in May 2015, and Regulation Crowdfunding, which was enacted in 2016) is starting to shift the power from Wall Street to Main Street. We were among the first in this space and we believe we have a unique opportunity to continue leveraging new regulation to expand access to a powerful asset class for everyday Americans.

We created the DiversyFund Platform to help solve wealth inequality in the U.S. and to provide access to a historically high-performing asset class that has long been closed to the average investor. We developed a proof of concept, built new technology, launched multiple investment products and now we are ready to pick up the pace of growth. We are scaling by building a community of people—friends, families, neighbors and average investors across the country—who have become our advocates and by working hard to offer investors access to private investment opportunities usually reserved for the wealthy. We began by offering opportunities to invest in multifamily real estate projects where the barrier to entry is significant. Our teams source, underwrite, purchase, improve, manage and, when we believe the time is right, sell these assets. As our community of investors grows, it further augments our purchasing power, increasing our ability to select top performing assets.

In order to scale the Company by recruiting superior talent, growing our investor community, enhancing our online technology and data applications, and scouring the country for promising investment opportunities, we are looking for additional capital to accelerate this growth. We believe with the right funding we will be able to grow this Company into a leading champion of everyday investors across the country.

Significant Milestones

- *2014 – The idea was born.* After years of making money for others the traditional way, Craig Cecilio saw how everyday investors kept getting locked out of an entire asset class, one that has long fed the wealthy. In 2014, Craig decided there had to be a way to break the cycle and came up with the idea that became DiversyFund. He wanted to open up wealth-building opportunities to all Americans, no matter their economic status.

- *May 2015 – Open to all*. An amendment to the JOBS Act allowed companies like DiversyFund to open up investments to everyone (including non-accredited investors). This was a huge step in allowing every investor to invest easily and conveniently online.

- *August 2016 – Partnering with the right people*. Craig partnered with Alan Lewis to form and launch DiversyFund, Inc. With Alan's corporate transactions background as a corporate lawyer and investment banker on Wall Street, he and Craig share the same mission of democratizing investing for everyone.

- *2016-2018 – Laying the groundwork*. We were successful in raising our initial funds through a series of convertible note offerings, creating a brand and building a team and developing our tech-enabled investment platform.

- *November 2018 –DF Growth REIT I offering qualified by the SEC*. DiversyFund began offering shares of DF Growth REIT I to investors (including non-accredited investors) in its first SEC-qualified Regulation A offering. DF Growth REIT I files annual and semi-annual reports including audited financial statements, information on business operations, related party transactions, and management discussion and analysis of DF Growth REIT I's performance.

- *April 2019 – Platform launch*. We publicly launched our DiversyFund Platform, allowing individuals to invest in DF Growth REIT I at a $2,500 minimum entry point.

- *June 2019 – Open to all*. We significantly lowered the minimum investment amount in DF Growth REIT I to $500, opening up the opportunity to invest in commercial multifamily real estate to even more everyday investors.

- *November 2019 – Building our community*. We reached nearly 3,000 investments by a community of more than 2,000 investors on the DiversyFund Platform. Many of DF Growth REIT I's investors made multiple investments through the newly-added auto-deposit feature.

- *March 2020 – Enhancing and expanding our technology platform*. We launched our mobile version of the DiversyFund Platform and added new features to the investor dashboard, making investing in commercial real estate even easier and more convenient for the everyday investor.

- *January 2021 – DF Growth REIT II offering qualified by the SEC*. DiversyFund began offering shares of DF Growth REIT II to investors, including non-accredited investors, in its second SEC-qualified Regulation A offering.

- *November 2021 – DF Growth REIT I closed*. DF Growth REIT I reached its maximum offering amount and was closed to new investors.

- *December 2021 – DiversyFund reaches new AUM milestone*. DiversyFund exceeded $100,000,000 in multifamily real estate assets under management with properties in states across the Sun Belt.

- *July 2022 – Value Add Growth REIT III Offering Launched*. DiversyFund filed an Offering Memorandum with the SEC under Regulation Crowdfunding and began offering shares of Value Add Growth REIT III to investors, including non-accredited investors, in its third fund offering.

- *October 2022 – DF Growth REIT IV Offering Circular filed with the SEC*. DiversyFund began seeking SEC qualification of its DF Growth REIT IV offering to investors, including non-accredited investors, in its fourth Regulation A offering.

- *November 2022 – Value Add Growth REIT III Offering Closed.* Value Add Growth REIT III reached its maximum offering amount and was closed to new investors.

- *November 2022 – Building our community*. Our community topped 300,000 with nearly 28,000 active investors on the DiversyFund Platform.

- *December 2022 – DiversyFund reaches new AUM Milestone.* DiversyFund exceeded $180,000,000 in multifamily real estate assets under management with properties in states across the Sun Belt.

- *January 2023 – Premier Plan Single Asset Offerings Launched*. DiversyFund began again offering shares of single asset funds to accredited investors in its Regulation D offering, DF Village Creek Partners, LLC.

- *February 2023 – DiversyFund Continues Growing the Team.* DiversyFund made significant additions to its technology, legal, compliance, product and marketing leadership, establishing a new foundation for growth in 2023.

- *April 2023 – Premier Plan Opportunities Fund Launched.* DiversyFund began offering shares of its new DF Distressed Opportunities Fund to accredited investors in its first Regulation D fund offering.

- *July 2023 – Amendment to DF Growth REIT IV Offering Circular filed with the SEC*.

Addressable Market and Target Customers

We are helping democratize investing in commercial and residential real estate for everyday investors, giving people the ability to build wealth regardless of their economic status. Our total addressable market is composed of all U.S. residents with available income to invest, and we are prioritizing one key target segment of the population: the middle class – a group concerned with rising costs of living and long-term financial stability.

This market segment comprises a significant portion of the population[1], with average household incomes for the middle class ranging between approximately $80,000-$200,000 across the country. With much of this population segment already invested in the public stock markets, either through employer-sponsored plans or through individual accounts, the transition to alternative investing is easy to make.

Our value proposition for the everyday investor:

● We educate them on the importance of diversification and the role of alternative assets in building balanced investment portfolios;

● We offer access to previously inaccessible investments; and

● We make the process easy, convenient and 100% online.

Data and Technology Platform

The first version of the DiversyFund Platform launched and began accepting investments online in December 2016. As we started the process to get SEC qualification of our Regulation A offering to all non-accredited investors, we began to expand our DiversyFund Platform and enhance user experience to permit processing investments at scale. We built a team of experienced product designers and engineers and rebuilt the platform, launching version 2.0 of the DiversyFund Platform in April 2019.

Since public launch of the DiversyFund Platform in 2019, our marketing and product teams have worked closely together to continue developing new key features and improving platform capabilities and user experience. Some of the features we have added to our portal for our customers:

● Data integrations with Customer Data Platform;

● Mobile payment options;

● Recurring auto-deposit;

● Mobile application;

● Integrated compliance checks;

● Advanced user analytics;

● Customer experience platform; and

● Expanded knowledge library for users.

We use data analysis to optimize costs and to more efficiently build and service our community. For example, we partner with Experian to enrich customer profiles in our customer relationship management platform. Expanded customer profiles allow us to respond more efficiently to customer needs and preferences. We have also partnered

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with an AI-driven data service to build custom customer acquisition models based on our proprietary first-party data. This enables us to focus marketing ad spend on priority audiences, increase our conversion rates and reduce cost per customer acquisition. As we continue to grow the size of our investor base and data set, this software leverages machine learning to update our custom lead generation models and improve their efficiency.

Investment Programs

Currently, our principle Investing Program ("**Program**") is the Premier Offerings for accredited investors, including direct single asset investments in multifamily value add assets and an opportunity fund focused on multifamily value add assets. We also anticipate launching the Value Add Growth REIT IV in the third quarter of 2023 following SEC qualification. Like our earlier REITs, Value Add Growth REIT IV will be offered to non-accredited as well as accredited investors.

Our current and previous REIT offerings invest in real estate projects across the United States, primarily multifamily projects where we believe we can add significant value (often referred to as "value-add" opportunities in the terminology of the real estate industry). Value-add investing consists of purchasing older apartment properties and then renovating the property in order to increase rents, cash flows and overall property value. Successful value add investment projects typically generate higher returns than core investments, although their risk profile is higher as well since such properties are often not fully occupied and require improvements to maximize rents.

Our REITs are managed by DF Manager which is a wholly-owned subsidiary of the Company. These REITs make investments in real estate through "special purpose entities" (SPEs), each of which only owns a particular real estate asset. The REITs primarily invest as a limited partner in such SPEs, with the Company or a subsidiary (such as DWB Capital, LLC) acting as the general partner/sponsor in most instances, but are also permitted to provide general partner equity and to make secured bridge loans. The REITs allow our customers to invest in a diversified portfolio of real estate assets with a primary focus on multifamily value add assets.

The Company through DF Manager is entitled to a monthly asset management fee from each REIT (which the Company waived for DF Growth REIT I). In addition, the Company acts as general partner, sponsor and manager on most SPEs for which it typically receives fees and other compensation such as developer or acquisition fees, financing fees, disposition fees, and construction management fees, in addition to a share of SPE profits in the form of a carried interest. The Company does not own any real estate, directly or indirectly, and only functions as the sponsor of the real estate assets owned by Company affiliates such as the REITs. The Company does, however, receive a contingent profit interest in exchange for its role as sponsor, which interest is often referred to as a "carried interest" or a "promote". All promoted interests are payable to the Company and not to stockholders or to our founders, Mr. Cecilio or Mr. Lewis.

We expect to launch additional REITs (such as Value Add Growth REIT IV described above) that will continue to target value-add real estate projects as well as leveraged, stable, fully leased, single or multi-tenant properties (often referred to as "core plus" opportunities in the terminology of the real estate industry).

Our Structure

The chart below shows the relationship among us and our affiliates as of the date of this Memorandum.

DIVERSYFUND



DiversyFund, Inc.
Delaware Corp
EIN: 81-3674036
Manager
(100% Ownership)
DF Manager, LLC
Delaware LC
EIN: 83-1240533
Manager
(No Ownership)
DWB Capital, LLC
Delaware LLC
EIN: 87-3461626
Manager
(No Ownership)
DiversyFund Granito, LLC
Delaware LLC
EIN: 82-1501030
#
DiversyFund Income Fund, LLC
California LLC
EIN: 46-1949789
#
DiversyFund Growth Fund, LLC
Delaware LLC
EIN: 82-4819249
#
DF Distressed Opportunities Fund I, LLC
Delaware LLC
EIN: 92-1670839
#
REIT Investors
100% Owner
Non-Managing Member
DF Growth REIT, LLC
Delaware LLC
EIN: 83-1263155
Non-Managing Member
++
Guarantor
DF Growth REIT II, LLC
Delaware LLC
EIN: 85-2600369
Non-Managing Member ++
Guarantor
Value Add Growth REIT III, LLC
Delaware LLC
EIN: 88-1426921
Non-Managing Member ++
Guarantor
Value Add Growth REIT IV, LLC
Delaware LLC
EIN: 88-3116249
Non-Managing Member ++
Guarantor
DF Village Creek Partners, LLC
Delaware LLC
EIN: 88-3670260
Non-Managing Member +
Guarantor
524 SW St. Lucie, LLC
Delaware LLC
EIN: 85-4282124
Borrower
100% REIT I
+
201 SW Joan Jefferson Way, LLC
Delaware LLC
EIN:86-1396244
Borrower
100% REIT I
+
Mission Villas SA, LLC
Delaware LLC
EIN:87-2547151
Borrower
74% REIT I
26% REIT II
+
NCP Port, LLC Delaware LLC
EIN: 87-2547151
Borrower
31.1% REIT I Ownership
31.1% REIT II Ownership
37.8% 3rd Party
++ **
DiversyFund Park Blvd, LLC
Delaware LLC
EIN: 82-1126942
Borrower
57.1% REIT I
30.7% REIT II
12.1% 3rd Party
+ *
Onyx on Park Mezz LLC
Delaware LLC
EIN:88-2051528
Non-Managing Member +
Guarantor
6050 Oakland Hills, LLC
Texas LLC
EIN: 86-3646472
Borrower
100% REIT I
+++
DF Independent Partners LLC
Delaware LLC
EIN: 92-1369643
Borrower
100% Ownership
+ **
Swaying Oaks One, LLC
Utah LLC
EIN:
Borrower
45.4% REIT I
41.7% REIT II
12.9% 3rd Party
+++ **
2425 Durant Avenue LLC
California LLC
EIN:
Borrower
31.6% REIT I
31.8% REIT II
36.4% 3rd Party
+++ **
P10 HGH – Village Creek LLC
Texas LLC
EIN:
Borrower
78% REIT I
22% 3rd Party
+++ **
North Charleston Townhomes, LLC
Delaware LLC
EIN: 85-3846488
Borrower
94.4% REIT I
1.4% REIT II
4.2% 3rd Party
+ **
* Minority owned, less than 50% ownership
** 3rd Party Ownership
+ Managed by DiversyFund, Inc.
++ Managed by DWB Capital, LLC
+++ Managed by 3rd Party
# 100% Owned by 3rd Party Investors
1) DiversyFund, Inc. is controlled by its Board of Directors, which Board is comprised of two Directors, Craig Cecilio and Alan Lewis. The remaining ownership interest of DiversyFund is owned by 260+ shareholders (“minority shareholders”).
2) No single investor currently owns more than 15%.
3)) Except as shown, there are no other (i) non-U.S. individuals or entities that have a 10% or greater direct or indirect aggregate ownership interest (“Non-U.S. Equity Holders”) in Borrower or any proposed Guarantor not in the Borrower’s organizational structure, and (ii) U.S. individuals or entities that have a 25% or greater direct or indirect aggregate ownership interest in Borrower or any proposed Guarantor.

The Company owns and operates the DiversyFund Platform, which allows investors to become equity owners in alternative investment opportunities. The Company also acts as the non-member manager of various special purpose entities (SPEs).

DiversyFund Income Fund, LLC, a California limited liability company, is a small income fund that serves as issuer of promissory notes tied to the performance of specific real estate assets, which is sponsored by the Company and is in its wind-down phase.

DiversyFund Growth Fund, LLC, a Delaware limited liability company, is a small equity fund, which is sponsored by the Company and is in its wind-down phase.

DF Manager, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, acts as the non-member manager of various REITs.

DWB Capital, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, acts as the non-member manager of various SPEs.

DF Growth REIT, LLC, a Delaware limited liability company, is a "real estate investment trust" sponsored by the Company and previously offered for investment through the DiversyFund Platform.

DiversyFund Park Blvd. LLC is a Delaware limited liability company that functions as an SPE and is currently a limited partner investor in a joint venture that owns a multifamily ground up real estate project in San Diego, California.

DiversyFund Granito, LLC is a Delaware limited liability company that functions as an SPE and is a limited partner investor in a certain residential real estate land asset in Los Angeles, California.

DF Growth REIT II, LLC, a Delaware limited liability company, is a "real estate investment trust" sponsored by the Company and previously offered for investment through the DiversyFund Platform.

Value Add Growth REIT III, LLC, a Delaware limited liability company, is a "real estate investment trust" sponsored by the Company and previously offered for investment thorough the DiversyFund Platform.

DF Village Creek Partners, LLC is a Delaware limited liability company that functions as an SPE and is a limited partner investor in a joint venture that owns and operates a multifamily real estate asset in Fort Worth, Texas.

DF Independent Partners, LLC is a Delaware limited liability company that functions as an SPE and owns and operates a multifamily real estate asset near Monterey, California.

DF Colony Partners, LLC, a Delaware limited liability company, was formed to purchase and operate certain real estate in San Antonio, Texas.

DF Distressed Opportunities Fund I, LLC, a Delaware limited liability company, is a real estate investment fund sponsored by the Company offered for investment via the DiversyFund Platform.

Value Add Growth REIT IV, LLC, a Delaware limited liability company, is a "real estate investment trust" sponsored by the Company and expected to be offered for investment soon, following qualification by the SEC, through the DiversyFund Platform.

NCP Port LLC is a Delaware limited liability company that functions as an SPE and is a limited partner investor in a joint venture that owns and operates a multifamily real estate asset in North Charleston, South Carolina.

North Charleston Townhomes, LLC is a Delaware limited liability company that functions as an SPE and is a limited partner investor in a joint venture that owns and operates a multifamily real estate asset in North Charleston, South Carolina.

Swaying Oaks One, LLC, a Utah limited liability company, functions as an SPE and is a joint venture that owns and operates a multifamily real estate asset in San Antonio, Texas.

Mission Villas SA, LLC is a Delaware limited liability company that functions as an SPE and owns and operates a multifamily real estate asset in San Antonio, Texas.

P10 HGH – Village Creek, LLC is a Delaware limited liability company that functions as an SPE and is a joint venture that owns and operates a multifamily real estate asset in Fort Worth, Texas.

6050 Oakland Hills, LLC is a Delaware limited liability company that functions as an SPE and is a joint venture that owns and operates a multifamily real estate asset in Dallas, Texas.

201 SW Joan Jefferson Way, LLC, LLC, a Delaware limited liability company that functions as an SPE and owns and operates a multifamily real estate asset in Stuart, Florida.

524 SW St. Lucie, LLC, a Delaware limited liability company, functions as an SPE and owns and operates a multifamily real estate asset in Port St. Lucie, Florida.

2425 Durant Avenue, LLC a Delaware limited liability company, functions as an SPE and is a joint venture that owns and operates a multifamily real estate asset in Berkeley, California.

Marketing and Sales

A large portion of the proceeds of this offering will be used to continue building our community. We deploy an omni-channel marketing approach that relies on partnerships, content, automation, highly targeted media and continuous testing to build a lean, data-driven marketing operation that scales customer acquisition in a cost-efficient way. We leverage best-in-class technologies including Hubspot (CRM), Braze (Marketing Automation), Plaid (Secure Integrated Bank Data), Tealium (Customer Data Platform), Parallel Markets (Accredited Investor Verification) and Zendesk (Customer Support) to create an integrated and data-driven customer marketing ecosystem.

Community Building

We define community building as our customer experience. There is a critical difference between audience and community. A community engages in a two-way conversation–a chance for us to interact with our customers and potential customers. Developing our community of advocates is key to increasing our lifetime customer value and lowering our consumer acquisition cost. Developing and servicing our online community has multiple benefits:

- Providing real time customer support;
- Promoting shareable content to increase awareness and education;
- Collecting user generated content;
- Developing and spreading the referral program; and
- Growing the number of DiversyFund advocates.

Building a Digital Experience Focused on User Behaviors

A digital-first mindset is a foundational value of DiversyFund. Users everywhere have become more comfortable conducting various traditional activities online, such as banking, investing and learning. We want to be at the forefront of these trends and are committed to providing the best experience for our users to manage their alternative investing activities 100% online. As when we began DiversyFund, our goal is still to build out a largely self-service customer support platform that will:

- Give customers faster access to the answers and information they need;
- Allow customers to control their experience by making changes without needing to call or email. For example, a bank might let their customers change their daily withdrawal limit online;
- Offer a clear path to contact a live customer support team when necessary; and
- Free up customer service staff to answer more complex questions and have more meaningful interactions.

Not only does this approach match user expectations for increasingly fast support and self-directed assistance, but it also allows us to maintain a lean internal team and keep overhead costs low. We rely on our technology, content and community to build our customer experience instead of outdated sales teams and call centers.

Competitive Advantages

Unlike most real estate investment platforms, we operate as an investment platform while performing all asset acquisitions and management in-house for better quality control and investor reporting. We believe this vertical integration approach creates an advantage for DiversyFund compared to competitors in the space since we, as the investment manager and sponsor, receive acquisition fee revenue and are building up a portfolio of contingent profit interests related to the real estate assets that we sponsor and/or manage. For each real estate asset that we acquire and manage, DiversyFund captures the sponsor's profit on the asset, if any, after it is sold and investors have received their portion of any profits. For assets with large profit margins driven by both forced appreciation from renovations and market pricing appreciation, this asset profit to DiversyFund can be quite significant.

Company Overview

The Company is a privately-held Delaware c-corporation. We own and operate the DiversyFund Platform, an online, direct investment platform located at www.diversyfund.com. We believe technology-powered real estate investment is a more efficient mechanism than the conventional financial system to invest in real estate and other alternative assets. Enabled by our proprietary technology, we aggregate tens of thousands of individuals from across the country to create the scale of an institutional investor without the high investment minimums and overhead typical of the old-fashioned investment business. Individuals can invest through the DiversyFund Platform at low minimum investments for what we believe is a better, more transparent and more convenient web-based experience. Investors use the DiversyFund Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions. Investors invest in our Investment Programs through the DiversyFund Platform:

- Premier Plan Direct Single Asset Investments offered to accredited investors include

  o DF Village Creek Partners, LLC, an SPE that owns and operates a multifamily real estate in Fort Worth, Texas.

  o DF Independent Partners, LLC, an SPE that owns and operates a multifamily real estate near Monterey, California

  o DF Colony Partners, LLC, an SPE that owns and operates a multifamily real estate in San Antonio, Texas.

- Premier Plan Fund Investments offered to accredited investors include

  o DF Distressed Opportunities Fund I, LLC, an investment fund sponsored by the Company that targets value add and opportunistic multifamily real estate assets for investment, renovation and sale following stabilization and capital appreciation.

- Real Estate Investment Trusts (REITs) offered to non-accredited and accredited investors include

  o Value Add Growth REIT IV, a "real estate investment trust" sponsored by the Company and expected to be offered for investment following qualification by the SEC that focuses on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties. Value Add Growth REIT IV will be offered to non-accredited as well as accredited investors under Regulation A, allowing any U.S. investor—not just high net worth individuals—to invest directly in a diversified portfolio of multifamily real estate assets.

  o Value Add Growth REIT III, LLC is a REIT focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties. Value Add Growth REIT III conducted an offering pursuant to Regulation Crowdfunding, raising nearly $5,000,000 in 2022.

  o DF Growth REIT II, LLC is a REIT focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties that was offered to non-accredited as well as accredited investors under Regulation A. DF Growth REIT II raised nearly $9,000,000 in 2022.

  o DF Growth REIT, LLC is a REIT focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties that was offered to non-accredited as well as accredited investors under Regulation A. DF Growth REIT raised nearly $70,000,000 before it closed in 2021.

We experienced significant growth since the launch of DF Growth REIT in April 2019 as measured by growth in the size of our investor community and increase in the number of investments made through the platform. As of August 15, 2023, we had an investor community of more than 325,000 and nearly 28,000 investors had made at least one investment in one of our Programs. From the Company's launch to the date of this Memorandum, we have sponsored more than $200 million of multifamily value add real estate assets, based on pro forma exit values over a 2 to 5 year hold period.

We generate the majority of our revenue from fees paid by our Programs including: (i) asset management fees, (ii) acquisition or developer fees, (iii) real property disposition fees, (iv) financing fees, and (v) construction management fees. For the years ended December 31, 2022, 2021, 2020, 2019 and 2018, our total gross revenue was $11,638,312; $9,435,504; $3,035,789; $990,08; and $141,380.00, respectively.

Our REITs and other Programs typically pay us a monthly asset management fee equal to 0.1667% of investors' aggregate capital as of the last day of each calendar monthly, or approximately 2% per year. Where a Program owns property directly or is the sole owner of an entity that owns property, we typically charge it an acquisition fee of up to 4% of the total project costs, including both "hard" costs (*e.g.*, the cost of land, buildings, construction, and renovation) and "soft" costs (*e.g.*, professional fees).

Where a Program owns property directly or is the sole owner of an entity that owns property, we may receive a disposition fee equal to 1% of the total sale price of each property. Where property is owned by a joint venture between a Program and another financial partner, we might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). The amount of the disposition fees will depend on the selling price of assets by the Programs and any joint ventures and, in the case of joint ventures, the terms we can negotiate with joint venture partners. Accordingly, we cannot make a reasonable estimate of such disposition fees at this time.

Where a Program owns property directly or is the sole owner of an entity that owns property, we may receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee is in addition to any fees paid to other parties, such as mortgage brokers. Where property is owned by a joint venture between a Program and another financial partner, we may be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. The amount of the financing fees depends on the amount of loans obtained by the Programs and any joint ventures and, in the case of joint ventures, the terms we negotiate with joint venture partners.

Where a Program owns property directly or is the sole owner of an entity that owns property, we may provide construction and/or construction management services with respect to such property pursuant to one or more written agreements containing terms and conditions that are standard in the construction industry, as determined by us based on our experience. The amount of our compensation, and the manner in which it is calculated, is consistent with industry standards, as determined by us, *provided* that it is fair to the Program, and no greater than would be paid to an unrelated party at arm's length. Where property is owned by a joint venture between a Program and another financial partner, we may provide similar construction and/or construction management services to such joint venture to the extent negotiated with the financial partners in such joint venture. The amount of compensation (if any) that we receive for construction or construction management services depends largely on the number of projects for which our services are retained and the size and nature of those services and, in the case of joint ventures, the terms we negotiate with joint venture partners.

For any entity of a Program that purchases a property using a loan requiring one or more individual guarantors (*e.g.,* by signing certain industry standard "bad boy" carve-outs), such individual(s) may charge the entity a guaranty fee of up to 0.5% of the loan amount, whether such individual(s) are principals of the Company, such as Mr. Cecilio or Mr. Lewis, or non-affiliated guarantor. In certain instances the Company rather than the SPE may pay the guaranty fee.

As sponsor, the Company also expects to receive a contingent profit interest, or "promoted interest", on the disposition of real estate assets once all investors in those assets have received a return at or above a specified return threshold.

The core elements of our growth strategy include enrolling new investors, developing the size of our community, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses, particularly our sales and marketing, technology, and origination expenses, will continue to increase for the foreseeable future. These investments are intended to contribute to our long-term growth, but they may affect our near term profitability. We anticipate that our future growth will depend in part on attracting new investors to our Programs. We plan to increase our sales and marketing spending to attract these customers. As we invest more funds in our digital marketing efforts, we expect to increase our Programs' investments at a faster rate than in the past.

Employees

The company currently has 14 full-time employees and 6 contract employees.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

SEC Administrative Proceedings Against an Affiliate

An affiliate of the Company was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of DF Growth REIT II, LLC ("REIT II") and in January 2022 the SEC suspended REIT II's offering and commenced an administrative proceeding to make the suspension permanent. The SEC alleged two violations (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and three types of misleading statements on the Sponsor's website (related to the affiliation of DF Growth REIT, LLC with REIT II, to how much capital REIT II needed to raise from investors and to the fees charged to REIT II by the sponsor of REIT II). None of the SEC's allegations involved financial or accounting misconduct or wrongdoing. On June 9, 2023, the administrative proceeding was settled when REIT II and the SEC agreed to a settlement that permanently suspended REIT II's exemption under Regulation A. REIT II was not required to pay any fines or penalties. On August 10, 2023, the SEC notified REIT II that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, REIT I, REIT II, DF Manager, Mr. Cecilio or Mr. Lewis.

Property

Pursuant to a lease agreement dated October 11, 2018, the Company leases an office in Symphony Tower at 750 B Street, Suite 1930, San Diego CA and pays monthly rent of $19,349.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business

WE ARE INCURRING NET LOSSES AND EXPECT TO CONTINUE INCURRING NET LOSSES IN THE FUTURE. Our failure to become profitable could impair the operations of the DiversyFund Platform by limiting our access to working capital required to operate the DiversyFund Platform. In addition, we expect our operating expenses to increase in the near term as we expand operations and build up our team. We may not have sufficient revenue growth to meet increasing expenses, and our revenue could decline. If our operating expenses exceed our expectations, our financial performance would be adversely affected and if our revenue does not grow to offset these increased expenses, we will fail to become profitable. In future periods, we may not have any revenue growth, or our revenue could decline, and the Company could fail, which could result in the loss of some or all of your investment in the Company.

THE SUCCESS OF OUR BUSINESS DEPENDS IN LARGE PART ON OUR ABILITY TO RAISE CAPITAL. There can be no assurance the Maximum Offering Amount will ultimately be raised or, even if the Maximum Offering Amount is raised, that such amount will be adequate to meet future costs for our business activities as currently planned. Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. If we determine that we require additional financing for managing, maintaining, or otherwise dealing with any of our business operations, or for any other purpose, and we are unable to obtain sufficient financing, such inability would have a significant negative effect on our ability to grow or even to continue our business, and as a result an investor may lose a portion or even all of his/her/its investment.

WE EXPECT TO ISSUE ADDITIONAL EQUITY INTERESTS, WHICH COULD ADVERSELY AFFECT INVESTORS IN THIS OFFERING. We may issue additional equity, including securities that are convertible into or exchangeable for, or that represent the right to receive, equity. Investors will not have preemptive rights to any additional debt or equity interests of the Company issued in the future. Accordingly, we may issue, without Investor approval, additional or debt equity interests with rights that could dilute the value of your shares upon conversion.

FUTURE OFFERINGS OF DEBT OR PREFERRED EQUITY SECURITIES, WHICH WOULD BE SENIOR TO OUR COMMON STOCK UPON LIQUIDATION, MAY ADVERSELY AFFECT INVESTORS IN THIS OFFERING. In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities. Upon any liquidation, holders of our debt securities and shares of preferred stock would receive distributions of our available assets before holders of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution and additional equity offerings may dilute the holdings of our existing stockholders.

YOU MAY LOSE YOUR MONEY: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class B Common Shares is not like that at all. The ability of the Company to return capital to Investors or to make distributions depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive payments and you might lose some or all of your money.

THE COMPANY IS A STARTUP BUSINESS: Although the principals of the Company have been engaged in the real estate and finance industries for years, the Company is a brand new business. Like any new business, the Company faces challenges on a number of fronts, including attracting and retaining qualified employees, designing and implementing new business systems, technology systems, marketing, and capital formation. If the Company failed in any of these or other key areas, the whole business could fail and Investors could lose some or all of their money.

OUR TRACK RECORD DOES NOT GUARANTY FUTURE PERFORMANCE: There is no guaranty that the Company will do as well in the future as it has in the past. Like most sectors of the national and global economy, the early stage technology and real estate markets were negatively impacted by the spread of COVID-19 and its resulting economic fallout, including the rapid rise in interest rates and negative impact on the commercial as well residential real estate markets. As a result, there is significant market uncertainty and we might not be able to adapt successfully.

EARLY STAGE TECHNOLOGY AND REAL ESTATE INVESTING ARE SPECULATIVE: Technology and real estate investing can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8 and in various technology sector downturns. Some of the risks of investing in technology and real estate investment companies include rising interest rates; overinvestment in certain technology subsectors; changing laws including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies; and domestic and international crises. You should invest in the Company only if you can afford to lose your investment and are willing to live with the ups and downs of the early stage technology and real estate industries.

THE PRICE OF OUR SHARES WAS DETERMINED ARBITRARILY: The initial price of our Class B Common Shares was determined arbitrarily and was not determined by an independent appraisal of the Company's value, and bears no relationship to traditional measures of value such as EBITDA (earnings before interest, taxes, depreciation, and amortization), cash flow, revenue, or book value.

OUR GROWTH FOCUS INCREASES RISK: The Company intends to continue to focus on real estate projects on the "growth" side of the growth/income spectrum. By definition, these projects will tend to carry greater risk, along with the potential for higher profits.

THERE ARE POTENTIAL CONFLICTS OF INTEREST. We have engaged, and have the authority to engage, various contracting parties, including affiliates of the Company, the Directors and the Officers. Directors and Officers may have a conflict of interest between their responsibilities to manage the business for the benefit of the Company and its investors and the interests of affiliates in establishing and maintaining relationships with us and in obtaining compensation for services rendered to us. With respect to such affiliates, there may be an absence of arms' length negotiations with respect to our fee structure.

WE WOULD BE ADVERSELY AFFECTED BY THE LOSS OF KEY PERSONNEL. We are substantially dependent on the services of the Directors and the Officers ("Key Personnel") and our ability to attract and retain qualified management professionals is critical to our success. In the event of the death, disability, departure or insolvency of any Key Personnel, the business may be adversely affected. The Key Personnel devote such time and effort as they deem necessary for the management and administration of the Business. Past performance of the Key Personnel, or the past performance of investments or projects over which they have exercised any control, cannot be relied upon as an indicator of future performance.

WE MAY BE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL. Our ability to grow and provide our customers with quality products and services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our customers. To the extent we are unable to attract and retain highly skilled and motivated personnel, expected results from our operations may suffer.

THE DIRECTORS AND OFFICERS OF THE COMPANY HAVE RIGHTS TO INDEMNITY BY THE COMPANY. The Certificate of Incorporation provides that a Director of the Company will not be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a Director, *except* for breaches of the Director's duty of loyalty to the Company or its stockholders, intentional misconduct or a knowing violation of law or acts or omissions not in good faith, unlawful payments of dividends or unlawful stock purchases or redemptions, and transactions for which the Director derived an improper personal benefit. Furthermore, the Company is required to indemnify any Director or Officer of the Company, who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company) by reason of any acts, omissions or alleged acts or omissions of such person in connection with the Company, against expenses for which such person has not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with such action, suit or proceeding, so long as such act or omission was done in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Accordingly, certain actions brought against the Directors or Officers or against the Company will be satisfied solely by the Company.

IF THE COMPANY DISSOLVES OR IS TERMINATED, ANY ASSETS WILL BE DISTRIBUTED TO CREDITORS AND TO HOLDERS OF PREFERRED STOCK BEFORE ANY DISTRIBUTIONS CAN BE MADE TO STOCKHOLDERS. In the event of dissolution and termination of the Company, stockholders' share of the proceeds realized from the liquidation of assets, if any, will be distributed to the stockholders, proportionately, only after the satisfaction of claims of applicable creditors and preferred stockholders. Accordingly, the ability of an Investor to recover all or any portion of its investment under such circumstances will depend on the amount of assets remaining after satisfying creditor claims.

OUR BUSINESS AND OPERATIONS ARE SUBJECT TO RAPID CHANGE. IF WE FAIL TO EFFECTIVELY MANAGE THE CHANGING MARKET, OUR BUSINESS AND OPERATING RESULTS COULD BE HARMED. Our business is subject to rapid change in terms of the scope of our operations and the industry in which we operate. This change may place significant demands on our management, as well as our financial and operational resources. If we do not effectively manage changes in the market and their effects on our business, the efficiency of our operations and the quality of our services could suffer, which could adversely affect our business and operating results. To effectively manage these changes, we will need to continue to take measures which are difficult to guarantee, including measures to:

- implement appropriate operational, financial and management controls, systems and procedures;
- adapt the nature and scope of our services;
- change our sales, marketing and distribution infrastructure and capabilities; and
- provide adequate training and supervision to maintain high quality standards.

POLITICAL AND ECONOMIC FACTORS MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS. Trade, monetary and fiscal policies, and political and economic conditions may substantially change. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our business. Customers may react to worsening conditions by reducing their spending on the products and services we intend to offer. If any of these circumstances remain in effect for an extended period, there could be a material adverse effect on our financial results.

THE OCCURRENCE OF A CYBER INCIDENT, OR A DEFICIENCY IN OUR CYBER SECURITY, COULD NEGATIVELY IMPACT OUR BUSINESS BY CAUSING A DISRUPTION TO OUR OPERATIONS, A COMPROMISE OR CORRUPTION OF OUR CONFIDENTIAL INFORMATION, OR DAMAGE TO OUR BUSINESS RELATIONSHIPS AND REPUTATION, ALL OF WHICH COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS. The DiversyFund Platform processes certain confidential information provided by our customers, including investors' bank information and other personally-identifiable sensitive data. While we take commercially reasonable measures to protect our investors' confidential information and maintain appropriate cybersecurity, the security of the DiversyFund Platform, the Company's information technology systems or those of our affiliates or our service providers could be breached, causing increased risks, including risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems are inherently difficult to foresee and may not be recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

FAILURE TO MEET CUSTOMERS' EXPECTATIONS IN THE DELIVERY OF NEW PRODUCTS AND SERVICES COULD RESULT IN REDUCED REVENUES. If the products and services we offer fail to meet the expectations of the targeted audience, then our revenues may be delayed, decreased or lost due to the inability to attract or retain customers.

THE GROWTH OF OUR BUSINESS DEPENDS IN LARGE PART ON OUR ABILITY TO RAISE CAPITAL FROM INVESTORS USING EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IF WE ARE UNABLE TO RAISE CAPITAL FROM NEW OR EXISTING INVESTORS USING EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT, WE WILL BE UNABLE TO FUND THE COMPANY'S OPERATIONS OR TO DEPLOY CAPITAL INTO INVESTMENTS, WHICH WOULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR ABILITY TO GENERATE REVENUE, OR EVEN TO SURVIVE AS A COMPANY. As described in "SEC Administrative Proceedings Against an Affiliate" above, an affiliate of the Company, DF Growth REIT II, LLC, was the subject of an investigation and Administrative Proceeding by the SEC. Recently the Company settled the Administrative Proceeding with no fines or penalties beyond agreeing that the DF Growth REIT II, LLC's exemption under Regulation A would remain permanently suspended. If the SEC were to find in the future that the Company or any of its affiliates were "bad actors" as defined in Rule 506(d) of Regulation D of the Securities Act, the Company could be disqualified from use of exemptions from registration of securities offered under Regulation A, Regulation D or Regulation Crowdfunding of the Securities Act and unable to raise sufficient capital for the Company's operations or for any of its Investment Programs. If the Company were unable to raise capital to fund its operations or to invest in its Programs, it would be unable to survive as a going concern and investors in the Company would lose all of their investment.

Our ability to raise capital from investors depends on a number of other factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our investments could also make it more difficult for us to raise new capital. Investors and potential investors continually assess the performance of our investment funds independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future investment opportunities depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our current and future investments, which would have a material adverse effect on our ability to generate revenue.

THE INVESTMENT MANAGEMENT BUSINESS IS INTENSELY COMPETITIVE. The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, continuity of investment professionals and relationships with key persons in the real estate market, the quality of services provided to partner real estate operators, corporate positioning, business reputation and continuity of differentiated products. A number of factors, including the following, serve to increase our competitive risks: (i) many of our competitors have greater financial, technical, marketing and other resources, including a lower cost of capital and better access to funding sources, more established name recognition and more personnel than we do; (ii) there are relatively low barriers impeding entry to new investment funds, including a relatively low cost of entering these businesses; (iii) the recent trend toward consolidation in the investment management industry, and the securities business in general, has served to increase the size and strength of our competitors; (iv) some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than our investment approach; (v) some competitors may have higher risk tolerances or different risk assessments than we or our investment funds have; (vi) other industry participants, private real estate funds and alternative asset managers may seek to recruit our qualified investment professionals; and (vii) we have a limited operating history and investors may choose conventional platforms with more operating experience and name recognition. If we are unable to compete effectively, our revenue will be reduced and our business would be adversely affected.

POOR PERFORMANCE OF OUR INVESTMENT FUNDS WOULD CAUSE A DECLINE IN OUR REVENUES AND RESULTS OF OPERATIONS AND COULD ADVERSELY AFFECT OUR ABILITY TO RAISE CAPITAL FOR FUTURE INVESTMENT OPPORTUNITIES. If any of our Investment Programs performs poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record would suffer. As a result, our revenues may be adversely affected and the value of our assets under management could decrease, which may, in turn, reduce our fees. Moreover, we may experience losses on investments of our own capital in our Programs as a result of poor investment performance. If any of our investments performs poorly, we will receive little income or possibly incur losses from our own equity interests in such investments. Poor performance of our investments could also make it more difficult for us to raise new capital. Investors may decline to invest in future offerings we form as a result of poor performance. Accordingly, poor performance may deter future investment in our investment funds and single asset offerings and thereby decrease capital invested s and, ultimately, our revenues. Alternatively, in the face of poor performance of our Programs, investors could demand lower fees or fee concessions for existing or future investment offerings which would likewise decrease our revenues.

THE PERFORMANCE OF OUR INVESTMENT PROGRAMS DEPENDS PRIMARILY ON THE PERFORMANCE AND NET VALUE OF THE UNDERLYING PROPERTIES THAT OUR PROGRAMS OWN OR IN WHICH OUR PROGRAMS MAKE DEBT OR EQUITY INVESTMENTS, AND POOR PERFORMANCE BY ANY OF THESE PROPERTIES MAY ADVERSELY AFFECT THE PERFORMANCE OF OUR PROGRAMS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. The performance and net value of these properties is subject to risks typically associated with real estate, which include the following, many of which are partially or completely outside of our control:

- climate change, pandemics, natural disasters such as hurricanes, earthquakes and floods, or acts of war or terrorism, including the consequences of terrorist attacks such as those that occurred on September 11, 2001, may result in substantial damage to the properties;

- adverse changes in national and local economic and real estate conditions, including potential increases in interest rates and declines in real estate values, may adversely affect the investments of our Programs;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of competing properties to prospective tenants may limit our Programs' ability to attract or retain tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances may adversely affect the use of or rental income generated by the properties, and the related costs of compliance and the potential for liability under applicable laws may result in losses to our Programs;

- remediation and liabilities associated with environmental conditions affecting properties may result in significant costs to our Programs;

- uninsured or underinsured property losses, increased property insurance premiums or an unanticipated increase in property taxes may result in losses to our Programs;

- an inability to realize estimated market rents may adversely affect the financial conditions of our Programs;

- the geographic concentration of investments in a limited number of regions may expose our Programs to adverse conditions in such regions;

- properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties;

- lease defaults or terminations by tenants could reduce our Programs' net income;

- loan defaults could cause loss of a property to foreclosure;

- potential development and construction delays and resultant increased costs and risks may hinder our Programs' results of operations and decrease net income;

- actions of any joint venture partners that our Programs may have could reduce the returns on joint venture investments;

- prepayments can adversely affect the yields on any debt investments our Programs may make;

- the profitability of investments in any retail properties will be significantly impacted by the success and economic viability of the retail tenants;

- many of our Programs' investments are illiquid and our Programs may not be able to vary their portfolios in response to changes in economic and other conditions; and

- if our Programs overestimate the value or income-producing ability or incorrectly price the risks of investments, they may experience losses.

HISTORICAL RETURNS ATTRIBUTABLE TO OUR PROGRAMS MAY VARY SIGNIFICANTLY FROM FUTURE RESULTS PROVIDED BY OUR PROGRAMS, OUR INVESTMENT STRATEGIES, OUR OPERATIONS OR ANY RETURNS EXPECTED ON AN INVESTMENT IN OUR SHARES. The returns of our Programs are not directly linked to returns on our debt or equity securities, since an investment in our shares is not an investment in any of our Programs (although we typically invest a limited amount of capital in our Programs to create an alignment of interest with investors in our Programs). Therefore, you should not conclude that continued positive performance of our Programs will necessarily result in positive returns on an investment in the Company. However, poor performance of our Programs would cause a decline in our revenue from such Programs and would have a negative effect on our performance. Moreover, the historical returns of our Programs should not be considered indicative of, and may vary significantly from, the future returns of these or any future Programs we may form, in part because our Programs' returns have benefited from investment opportunities and general market conditions that may not repeat themselves, including the availability of debt capital on attractive terms, and there can be no assurance that our current or future Programs will be able to avail themselves of profitable investment opportunities.

In addition, the internal rate of return, or IRR, for any current or future Program may vary considerably from the historical IRR generated by any particular Programs, or for our Programs as a whole. Future returns will also be affected by the risks described elsewhere in this offering circular, including risks of the industries and businesses in which a particular Program invests.

OUR INVESTMENT PROGRAMS FACE COMPETITION FOR INVESTMENT OPPORTUNITIES, WHICH COULD REDUCE RETURNS AND RESULT IN LOSSES AND REDUCE OUR REVENUES. Our funds and single asset offerings compete for the acquisition of properties and other investments with other companies, including other REITs, online investment platforms, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and/or structure, we may not be able to achieve acceptable returns on investments for our funds and single asset offerings or such investments may bear substantial risk of capital loss, particularly relative to the returns to be achieved. Furthermore, a significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms.

OPERATIONAL RISKS MAY DISRUPT OUR BUSINESS, RESULT IN LOSSES AND LIMIT OUR GROWTH. We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by outside parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business, liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our Programs, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

IF ANY OF OUR INVESTMENT FUNDS QUALIFIED AS REITS FAILS TO SATISFY THE REQUIREMENTS NECESSARY TO PERMIT THIS FAVORABLE TAX TREATMENT, WE COULD BE SUBJECT TO CLAIMS BY INVESTORS AND OUR REPUTATION FOR STRUCTURING THESE FUNDS WOULD BE NEGATIVELY AFFECTED, WHICH WOULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. We have structured our REITs as public non-traded REITs. We intend to sponsor additional funds that will be qualified as REITs. A REIT is generally not subject to federal corporate income tax on its net income that is distributed, which substantially eliminates the "double taxation" (*i.e.*, taxation at both the corporate and stockholder levels) treatment that generally results from an investment in a corporation. This treatment permits REITs to make larger distributions to investors (*i.e.,* without reduction for federal corporate income tax). If a REIT fails to satisfy the complex requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended, we could be subject to claims by investors as a result of such REIT being subject to federal corporate income (and possibly increased state and local) tax and a reduction in the funds available for distribution to investors in our funds. In addition, any failure to satisfy applicable tax REIT requirements in structuring our funds would negatively affect our reputation, which would in turn affect our ability to earn additional fees from new funds. Claims by investors could lead to losses and any reduction in our fees would have an adverse effect on our revenues.

THE FINANCIAL SERVICES AND REAL ESTATE INDUSTRIES FACE SUBSTANTIAL LITIGATION AND REGULATORY RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS OR CAUSE SIGNIFICANT REPUTATIONAL HARM TO US. The Company is subject to claims and lawsuits in the ordinary course of business including litigation and class actions, some of which include claims for unspecified damages, and was also the subject of an investigation and administrative law proceeding by regulatory agencies. In November 2021 the SEC began an investigation of DF Growth REIT II, LLC ("REIT II)" and in January 2022 the SEC suspended REIT II's offering and commenced an administrative proceeding to make the suspension permanent. The SEC alleged two violations (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and three types of misleading statements on the Sponsor's website (related to the affiliation of DF Growth REIT, LLC with REIT II, to how much capital REIT II needed to raise from investors and to the fees charged to REIT II by the sponsor of REIT II). None of the SEC's allegations involved financial or accounting misconduct or wrongdoing. On June 9, 2023, the administrative proceeding was settled when REIT II and the SEC agreed to a settlement that permanently suspended REIT II's exemption under Regulation A. REIT II was not required to pay any fines or penalties. On August 10, 2023, the SEC notified REIT II that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, REIT I, REIT II, DF Manager, Mr. Cecilio or Mr. Lewis.

Related to the SEC's inquiry, in December 2022 attorneys for three stockholders in the Company brought a putative class action against the Company; DF Growth REIT, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on the SEC's claims in the Administrative Proceeding, alleging that the named stockholders were thereby misled, and seeks compensation for their losses as well as reimbursement of all attorneys' fees, costs and interest on those fees. In the event of a favorable verdict, California law provides reimbursement of actual economic losses or a right of rescission if no economic loss has been sustained. The Company has engaged defense counsel experienced in defending securities litigation as well as securities class action suits who have filed a motion to dismiss the complaint as without merit and intends to defend aggressively against these claims, which we believe are wholly without merit.

In addition, we depend to a large extent on our network of relationships and on our reputation in order to attract and retain investors. If an investor in our funds or single asset offerings is not satisfied with our products or services, such dissatisfaction, especially communicated to others, may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of investors in our funds and single asset offerings that could result in substantial losses to them. If investors suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and could adversely affect our business, financial condition or results of operations.

WE ARE SUBJECT TO A VARIETY OF NEW AND EXISTING U.S. AND FOREIGN GOVERNMENT LAWS AND REGULATIONS WHICH COULD SUBJECT US TO CLAIMS, JUDGMENTS, MONETARY LIABILITIES AND OTHER REMEDIES, AND LIMITATIONS ON OUR BUSINESS PRACTICES. We are subject to regulations and laws directly applicable to our business. The application of existing domestic and international laws and regulations to us relating to issues such as user privacy and data protection, real estate and securities laws, including real estate or securities licensing or registration laws, defamation, pricing, advertising, taxation, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, and intellectual property ownership and infringement in many instances is unclear or unsettled. In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities. Internationally, we may also be subject to laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country. We may incur substantial liabilities for expenses necessary to defend such litigation or to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business. A number of U.S. federal laws, including those referenced herein, impact our business. The cost of compliance with these and any other laws or regulations may increase in the future as a result of changes in the laws or regulations or the interpretation of them. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant liabilities.

WE FACE INCREASED COMPETITION FROM EXISTING COMPETITORS AND NEW ENTRANTS INTO THE MARKET. Our competitors include Cadre, Yieldstreet, Fundrise, Realty Mogul and others. We expect to continue to face competition from existing competitors and new market entrant, some of which are better capitalized than we. We may be unable to compete effectively with these existing or new competitors, many of whom may have significant financial or other competitive advantages, and any ability to compete successfully with our competitors could have a material adverse effect on our financial condition and results of operations.

OUR INTELLECTUAL PROPERTY RIGHTS ARE VALUABLE, AND ANY INABILITY TO PROTECT THEM COULD REDUCE THE VALUE OF OUR BRAND IMAGE AND HARM OUR BUSINESS AND OUR OPERATING RESULTS. We own the rights to the DiversyFund trade names and trademarks and rights to certain domain names, which we believe are valuable assets. We seek to protect our intellectual property assets through trademark and other intellectual property laws of the United States, and through contractual provisions wherever possible. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective to prevent or curtail unauthorized use of those rights. In addition, effective trademark and intellectual property protection may not be available or cost-effective in any other country in which our website and media properties are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property assets in a manner to maximize competitive advantages. Further, while we will attempt to ensure that the quality of our brand is maintained, negative publicity or failure to provide a level of services that meets the expectations of our clientele could impair the value of our brand, our proprietary rights or the reputation of our services. Any impairment of our brand could negatively impact our business. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any unauthorized use of our intellectual property could make it more expensive for us to do business and consequently harm our operating results.

IF WE ARE UNABLE TO GROW OUR COMMUNITY OF INVESTORS, OUR REVENUE MAY BE ADVERSELY AFFECTED. The success of our business depends in part on our ability to increase the number of potential investors who use our products and services, particularly as we continue to grow our marketplace. If potential investors decide that utilizing our products and services fails to provide an effective means of facilitating investment into historically "off-limit" investments, they may not use, or they may decrease the use, of our products and services. This could adversely affect our revenue and gross profit.

THE FAILURE TO OBTAIN AND MAINTAIN REQUIRED GOVERNMENTAL LICENSES, PERMITS AND APPROVALS COULD HAVE A SUBSTANTIAL ADVERSE EFFECT ON OUR OPERATIONS. We must obtain and maintain various state and local governmental licenses, permits and approvals in order to operate. We may not be successful in obtaining or maintaining any necessary license, permit or approval. Further, as we seek to expand our operations into new markets, regulatory and licensing requirements may delay our entry into new markets, or make entry into new markets cost prohibitive. We cannot assure you that we will be able to obtain or, once obtained, maintain our licenses or registrations in any states where we are required to be licensed or registered to operate the Business. Our activities in states where necessary licenses or registrations are not available could be curtailed pending processing of an application, and we may be required to cease operating in states where we do not have valid licenses or registrations. We could also become subject to civil or criminal penalties for operating without required licenses or registrations. These costs may be substantial and may materially impair our prospects, business, financial condition and results of operation.

ANY SIGNIFICANT DISRUPTION IN SERVICE ON THE DIVERSYFUND PLATFORM OR IN ITS TECHNOLOGY SYSTEMS COULD REDUCE THE ATTRACTIVENESS OF THE DIVERSYFUND PLATFORM AND RESULT IN A LOSS OF CUSTOMERS. If a catastrophic event resulted in a platform outage or physical data loss, the DiversyFund Platform's ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new customers and retain existing customers. Our hosting services infrastructure is provided by an outside hosting provider (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that customers' access to the DiversyFund Platform will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm the success of this Offering, our Programs' ability to perform any services for project investments or maintain accurate accounts, our relationships with our customers and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent our Programs from processing or posting payments on the corresponding investments, damage our brand and reputation, divert our employees' attention, and cause members to abandon the DiversyFund Platform.

WE RELY ON BANK AND OTHER SERVICE PROVIDERS AND ON COMPUTER HARDWARE AND SOFTWARE VENDORS AND SERVICE SUPPLIERS. IF WE ARE UNABLE TO CONTINUE UTILIZING THESE SERVICES, OUR BUSINESS AND OUR ABILITY TO SERVICE PROJECT LOANS AND EQUITY INVESTMENTS MAY BE ADVERSELY AFFECTED. Our funds and single asset offerings and the DiversyFund Platform rely on FDIC-insured depository institutions to process their transactions, including payments of equity investments and distributions to stockholders. Additionally, we rely on such institutions to process subscriptions under this Offering. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on third-party service providers to perform certain compliance functions include verification of investors' accredited investor status. In addition, the DiversyFund Platform relies on computer hardware purchased and software licensed from other parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with "cloud services." This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the DiversyFund Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our and ability to process payments will suffer.

LOSS OF UNINSURED BANK DEPOSITS: Any cash the Company has on hand from time to time will likely be held in regular bank accounts. While the FDIC insures deposits up to a specified amount, it is possible that the amount of cash in the Company's account would exceed the FDIC limits, resulting in a loss if the bank failed.

THE OFFERINGS OF SOME OF OUR SPONSORED FUNDS AND SINGLE ASSET OFFERINGS RELY ON RELATIVELY NEW REGULATORY REGIMES, NOTABLY REGULATION A AND REGULATION CROWDFUNDING PROMULGATED PURSUANT TO THE JUMPSTART OUR BUSINESS ACT, AND WE FACE HEIGHTENED REGULATORY UNCERTAINTY REGARDING THE CONDUCT OF SUCH OFFERINGS, AS WELL AS POTENTIAL ENFORCEMENT ACTIONS FROM STATE AND FEDERAL REGULATORS REGARDING THE COMPLIANCE OF SUCH OFFERINGS WITH APPLICABLE REGULATORY REGIMES. There remains a significant amount of regulatory uncertainty in regards to how the SEC or individual state securities regulators will regulate both the offer and sale of securities as well as any ongoing compliance to which issuers relying on these new regulations may be subject. While we endeavor to comply with all regulatory regimes with regard to our Regulation A and Regulation Crowdfunding offerings, as a result of the novelty of our business practices surrounding such offerings, we expect to be subject to heightened regulatory focus while the regulatory norms and precedents surrounding Regulation A and Regulation Crowdfunding offerings become established, which may result in inquiries, investigations, or other enforcement actions from state or federal regulators, which could severely affect the value of the Shares.

IF WE WERE REQUIRED TO REGISTER AS AN "INVESTMENT COMPANY" UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "INVESTMENT COMPANY ACT"), APPLICABLE RESTRICTIONS COULD MAKE IT IMPRACTICAL FOR US TO CONTINUE OUR BUSINESS AS CONTEMPLATED AND COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS. Section 3(a)(1) of the Investment Company Act provides that an investment company is any issuer which: (i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; (ii) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type; or (iii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As used in Section 3(a), "investment securities" includes all securities except U.S. government securities; securities issued by employees' securities companies; and securities issued by majority-owned subsidiaries of the owner which are not investment companies and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We do not issue face-amount certificates of the installment type. We hold ourselves out as an asset manager and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe we meet the definition of investment company as used in Section 3(a)(1)(A) and 3(a)(1)(B) of the Investment Company Act. We also believe we do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. Substantially all of our assets are equity interests in certain wholly-owned subsidiaries which themselves do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. We also currently and in the future may hold investment securities but we will monitor our holdings to ensure that the value of such investment securities will not exceed 40% of the total value of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Similarly, certain of our wholly-owned subsidiaries currently and may in the future hold investment securities. We will also monitor the holdings of those wholly-owned subsidiaries to ensure that the value of each subsidiary's investment securities will not exceed 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

AS WE LAUNCH ADDITIONAL FUNDS AND SINGLE ASSET INVESTMENTS IN THE FUTURE, THERE MAY BE CONFLICTS OF INTERESTS AMONG THE VARIOUS OFFERINGS THAT MAY RESULT IN OPPORTUNITIES THAT WOULD BENEFIT SOME OVER OTHERS. OUR FAILURE TO ADEQUATELY ADDRESS SUCH CONFLICTS OF INTEREST COULD DAMAGE OUR REPUTATION AND ADVERSELY AFFECT OUR BUSINESS. We expect to establish and sponsor additional investment offerings and to continue to offer investment opportunities primarily through the DiversyFund Platform, including offerings that will acquire or invest in commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Our investment programs may have overlapping investment objectives and potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities among them. While we will endeavor to allocate investment opportunities in a fair and equitable manner, any of our investment programs could be adversely affected to the extent investment opportunities are allocated to others. There is no guarantee that we will make the correct decision in such allocation. Potential, perceived or actual conflicts of interest, such as those described above, could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Adequately addressing conflicts of interest is complex and difficult and we could suffer significant reputational harm if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest. This could result in a loss of assets under management and adversely affect our business and financial condition.

WE ARE AN "EMERGING GROWTH COMPANY" UNDER THE JOBS ACT: Today, the Company qualifies as an "emerging growth company" under the JOBS Act. If the Company were to become a public company (*e.g.*, following an IPO) and continued to qualify as an emerging growth company, it would be able to take advantage of certain exemptions from the reporting requirements under the Securities Exchange Act of 1934 and exemptions from certain investor protection measures under the Sarbanes Oxley Act of 2002. Using these exemptions could benefit the Company by reducing compliance costs, but could also mean that investors receive less information and receive fewer protections than they would otherwise. However, these exemptions – and the status of the Company as an "emerging growth company" in the first place – will not be relevant unless the Company becomes a public reporting company, which we do not plan or foresee.

THE COMPANY DOES NOT COMPLY WITH REGULATIONS OF THE INVESTMENT COMPANY ACT. If the Company were treated as an "investment company" under the Investment Company Act of 1940, we would be required to comply with a number of special rules and regulations and incur significant cost doing so. In addition, if it were determined that the Company had operated as an investment company without registering as such, we could be subject to significant penalties and, among other things, any contracts the Company had entered into could be rendered unenforceable. We intend to conduct our business so that we are not treated as an investment company. However, we might not be successful.

Risks Related to the Offering

THERE IS NO TRADING MARKET FOR THE SHARES AND OUR SHARES HAVE LIMITED LIQUIDITY. There is no trading market for our Shares and we do not anticipate that an active market will develop. Because you will be unable to sell the Shares, you should consider whether you may need to liquidate your investment in the future. You should be prepared to hold the Shares for an indefinite period of time. The Shares will not be registered under the Securities Act and will be offered and sold in reliance upon certain exemptions from registration included in the Securities Act. Investors will not have the right to require registration of the Shares nor is it likely or contemplated that such registration will take place.

THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER COVENANTS CONTAINED IN THE SHAREHOLDERS AGREEMENT. THESE RESTRICTIONS AND COVENANTS MAY NEGATIVELY AFFECT THE VALUE OF THE SHARES AND LIMIT LIQUIDITY. As part of the Offering, you agree to become a party to the Shareholders Agreement which grants the co-founders certain rights with respect to the shares. These rights include, among other things, rights of first refusal and drag-along rights. These restrictions and rights could have an adverse effect on the marketability of the shares, which could decrease the value of the shares. In addition, the drag-along right allows the co-founders to force the holders of the shares to join in a sale of the Company. Thus if the co-founders propose to sell the Company, then they will have the right to require each stockholder to join in such sale by selling a pro rata portion of their shares on the same terms as the co-founders.

HOLDERS OF OUR CLASS B COMMON HAVE NO VOTING RIGHTS, EXCEPT UNDER LIMITED CIRCUMSTANCES, AND YOUR ABILITY TO INFLUENCE THE OUTCOME OF IMPORTANT TRANSACTIONS OF THE COMPANY, INCLUDING A CHANGE IN CONTROL, WILL BE LIMITED. Holders of our Class B Common Stock do not have voting rights, except as may be required by Delaware law, and will have no right to vote for any members of our board of directors or increases in the number of authorized shares of common stock, including the number of shares designated as Class B Common Shares. The holders of our Class A Common Stock are entitled to vote on all matters submitted to a vote of stockholders. The holders of Class A Common Stock control the voting power of our capital stock and therefore will control all matters submitted to our stockholders for approval.

This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class B Common Stock.

WE WILL CONTINUE TO BE CONTROLLED BY OUR CO-FOUNDERS WHO HOLD SHARES OF OUR CAPITAL STOCK, AND THEIR INTERESTS MAY CONFLICT WITH THOSE OF OUR OTHER STOCKHOLDERS. Upon the completion of this offering, our co-founders will continue to hold more than 50% of the combined voting power of our capital stock. So long as our co-founders continue to hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our co-founders may not always coincide with the interests of other stockholders, and our co-founders may act in a manner that advances their best interests and not necessarily those of our other stockholders.

OUR CHARTER PERMITS OUR BOARD OF DIRECTORS TO ISSUE STOCK WITH TERMS THAT MAY SUBORDINATE THE RIGHTS OF OUR COMMON STOCKHOLDERS. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors may authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

YOUR INTEREST IN US WILL BE DILUTED IF WE ISSUE ADDITIONAL SHARES IN THE FUTURE, WHICH COULD REDUCE THE OVERALL VALUE OF YOUR INVESTMENT. Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our amended and restated certificate of incorporation, we have authority to issue an aggregate of 191,844,911 shares of capital stock, consisting of 166,844,911 shares of common stock (of which 136,674,136 are Class A Common Stock and 30,170,775 are Class B Common Stock) and 25,000,000 shares of preferred stock, and, subject to certain protective provisions, our stockholders may amend our amended and restated certificate of incorporation to increase the number of authorized shares. After your purchase in this offering, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares.

INVESTMENTS IN SMALL CAPITALIZATION COMPANIES PRESENT GREATER RISKS THAN INVESTMENTS IN LARGER, MORE ESTABLISHED COMPANIES. Investments in securities of companies with smaller revenues and capitalizations may offer greater opportunity for capital appreciation than larger companies, but investments in such companies also present greater risks than investments in securities of larger, more established companies.

LOW LEVELS OF INITIAL CAPITALIZATION MAY LIMIT INVESTORS' ABILITY TO RECOVER THEIR INVESTMENTS FROM THE CAPITAL AND ASSETS OF THE COMPANY. As of the date of the Memorandum, the Company has received minimal equity investments, consisting of funding provided by the current stockholders and noteholders of the Company. To the extent we are unable to generate revenues from our business operations, we may possess insufficient equity capital and assets to which Investors will be able to look to recover all or any portion of their investment.

WE MAY NEVER PAY DIVIDENDS. Although we hope to be able to pay dividends to our stockholders, payment of such dividends is premised on our achieving certain financial benchmarks which we may never attain. Accordingly, there is no guarantee that any Investor will ever receive dividends in relation to his/her/its investment in the shares.

WE MAY NEVER ACHIEVE A SUCCESSFUL EXIT FOR OUR INVESTORS. Although we hope to be able provide a successful return on investment to our stockholders through a public offering of shares or through an acquisition, our ability to do so depend on reaching certain growth targets which we may never attain. Accordingly, there is no guarantee that any Investor will ever receive a return on his/her/its investment in the shares of Class B Common Stock.

OUR TARGET OFFERING AMOUNT IS ARBITRARY: We will begin to deploy the proceeds of this Offering when we have raised as little as $10,000. However, if we raise only $10,000 or anything close to that we will not be able to achieve any of our business goals and the Company might not survive. Hence, investors who invest early will take substantively more risk than those who invest later.

FAILURE TO COMPLY WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS MAY RESULT IN LITIGATION AND LOSSES THAT COULD HAVE A SUBSTANTIAL ADVERSE EFFECT ON OUR OPERATIONS. This Offering has not been registered under the Securities Act in reliance on the exemptions provided by Regulation Crowdfunding. Similar reliance has been placed on exemptions from securities registration requirements under various state securities laws. No assurance is given that the offering currently qualifies or will continue to qualify under one or more of those exemption provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or the retroactive change of any securities law or regulation. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register this Offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, we could be materially and adversely affected, jeopardizing our ability to operate successfully. Furthermore, our human and capital resources could be adversely affected by the need to defend actions under these laws, even if we are ultimately successful in our defense.

THE COMPANY IS NOT PROVIDING ATTORNEY OR ACCOUNTANT REPRESENTATION TO INVESTORS. We are not providing Investors with representation by attorneys and accountants. The Company and the Board are not represented by separate counsel. Our legal counsel and accountants have not been retained, and will not be available, to provide legal counsel or tax advice to Investors. Therefore, prospective Investors should retain their own legal and tax advisors.

YOU WILL HAVE NO RIGHT TO A JURY TRIAL: The Investment Agreement provides that legal claims will be decided only by a judge, not by a jury. Having legal claims decided by a judge rather than by a jury could be favorable or unfavorable to the interests of an owner of Class B Common Shares, depending on the parties and the nature of the legal claims involved. It is possible that a judge would find the waiver of a jury trial unenforceable and allow an owner of Class B Common Shares to have his, her, or its legal claim decided by a jury. In any case, the waiver of a jury trial in both the Investment Agreement does not apply to claims arising under the Federal securities laws.

FORUM SELECTION PROVISION: Our Investment Agreement provides that disputes will be handled solely in the state or federal courts located in Delaware. We included this provision primarily because (i) the Company is organized under Delaware law, (ii) Delaware courts have developed significant expertise and experience in corporate and commercial law matters and investment-related disputes (which typically involve very complex legal questions), particularly with respect to alternative entities (such as LLCs), and have developed a reputation for resolving disputes in these areas in an efficient manner, and (iii) Delaware has a large and well-developed body of case law in the areas of corporate and alternative entities law and investment-related disputes, providing predictability and stability for the Company and its Investors. This provision could be unfavorable to an Investor to the extent a court in a different jurisdiction would be more likely to find in favor of an Investor or be more geographically convenient to an Investor. It is possible that a judge would find this provision unenforceable and allow an Investor to file a lawsuit in a different jurisdiction. Section 27 of the Exchange Act provides that Federal courts have exclusive jurisdiction over lawsuits brought under the Exchange Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. Section 22 of the Securities Act provides that Federal courts have concurrent jurisdiction with State courts over lawsuits brought under the Securities Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. Investors cannot waive our (or their) compliance with Federal securities laws. Hence, to the extent the forum selection provisions of the Investment Agreement or the LLC Agreement conflict with these Federal statutes, the Federal statutes would prevail.

LIMITATIONS ON RIGHTS IN INVESTMENT AGREEMENT: To purchase Class B Common Shares, you are required to sign our Investment Agreement. The Investment Agreement would limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class B Common Shares:

- Any claims arising from your purchase of Class B Common Shares or the Investment Agreement must be brought in the state or federal courts located in San Diego, California, which might not be convenient to you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

LIMITS ON TRANSFERABILITY: There are several obstacles to selling or otherwise transferring your Class B Common Shares:

- There will be no established market for your Class B Common Shares, meaning you could have difficulty finding a buyer.

- Under the Company's Certificate of Incorporation and the Shareholders' Agreement, the Class B Common Shares may not be transferred in some circumstances.

Taking this into account, you should plan to own your Class B Common Shares indefinitely.

RISK OF FAILURE TO COMPLY WITH SECURITIES LAWS: Affiliates of the Company have previously sold securities relying on the exemptions under Regulation D and Regulation A, and the current Offering by the Company relies on the exemption under Regulation Crowdfunding. In all cases, we have relied on the advice of securities lawyers and believe we qualify for the exemption. If we did not qualify, we could be liable to penalties imposed by the Federal government and State regulators, as well as to lawsuits from investors.

REDUCED DISCLOSURE REQUIREMENTS UNDER THE JOBS ACT: The Class B Common Shares are being offered pursuant to Regulation Crowdfunding, as amended pursuant to the Jumpstart Our Business Startups Act of 2012 (known as the "JOBS Act"). Regulation Crowdfunding does not require us to provide you with all of the information that would be required in a registration statement in connection with an initial public offering (IPO) of securities. As a Regulation Crowdfunding issuer, we are also not subject to the same level of ongoing reporting obligations as a typical public reporting company, including, but not limited to, many of the disclosure requirements applicable to public reporting companies under the Securities Exchange Act of 1934.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Craig Cecilio	Chief Executive Officer	Indefinite	Full Time
Alan Lewis	Chief Financial Officer	Indefinite	Full Time
Directors:			
Craig Cecilio	Director	Indefinite	n/a
Alan Lewis	Director	Indefinite	n/a

Craig Cecilio, CEO and Director. Mr. Cecilio has been Co-Founder, Chief Executive Officer and Director for the Company since its funding in 2016. Mr. Cecilio has worked in the real estate industry for nearly 23 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family and commercial properties as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate investment business, Coastal California Funding Group, Inc., which underwrote, financed and developed commercial and residential properties principally in California markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business. Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of mainly real estate-backed bridge loans. In some cases, the fund was used to "pre-fund" some of the Company's real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets and has developed and managed over $50 million of commercial and residential property (renovations and ground-up). Mr. Cecilio has a Bachelor of Arts from the University of Colorado at Boulder.

Alan R. Lewis, CFO and Director. Mr. Lewis has been Co-Founder, Chief Investment Officer and Director for the Company since its founding in 2016. Prior to co-founding the Company, he was the head of the real estate private equity division of a real estate investment and development firm based in Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multifamily projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently as Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects. Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm. His practice included IPOs, mergers and acquisitions, and commercial real estate including the acquisition and refinancing of several Fifth Avenue commercial buildings and acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has led transactions totaling over $41 billion. Mr. Lewis has a Bachelor of Arts from Brigham Young University and a Juris Doctor from Columbia Law School.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of August 15, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Craig Cecilio	52,034,287 shares of Class A Common Stock	38.07%
Alan Lewis	37,965,713 shares of Class A Common Stock	27.78%

The following table describes our capital structure as of August 15, 2023:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Class A Common Stock	136,674,136	136,674,136	0	0
Class B Common Stock	30,170, 775	403,636	68,182	29,698,957
Preferred Stock	25,000,000	0	0	25,000,000
Convertible Notes	Principal Amount: $150,000	Interest Rate: 2%	Maturity Date: 180 days after issuance	

*As set forth in the Second Amended and Restated Company's Certificate of Incorporation

**To be issued on conversion of convertible notes

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Commission Fee(1)	6.0%	$627	6.0%	$300,000
Offering Expenses	94.0%	$9,823	1.0%	$50,000
Marketing and Sales	0.0%	$0	55.0%	$2,650,000
Technology and Data Applications	0.0%	$0	4.0%	$200,000
Employee Recruiting and Hiring	0.0%	$0	20.0%	$1,000,000
General Corporate Purposes and Working Capital	$0	$0	16.0%	$800,000
Total	100%	$10,450	100%	$5,000,000

*Figures above representing dollar amounts have been rounded to the nearest whole dollar.
(1) the Company shall pay the Intermediary a commission of 6% as well as 14,000 onboarding setup fee, and $2,000/monthly subscription fee. The commission is the only fee referenced in use of proceeds above.
The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Dunes and Foote. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

DiversyFund, Inc. is a finance technology company providing an investment platform for everyday investors who are interested in diversifying their investments through private real estate. The Company is a corporation organized under the laws of the State of Delaware and was founded in August of 2016.

Operating Results

Revenue

We generate revenues from our real estate and investment income. For the year ended December 31, 2022 ("Fiscal 2022"), we generated $2,908,459 from income from real estate compared to $7,646,244 for the year ended December 31, 2021 ("Fiscal 2021"). This decrease is due to the Company's suspension of REIT II's offering and the resulting decrease in the amount of acquisition and disposition fees received by the Company as sponsor. In Fiscal 2022, we generated $8,729,853 in revenue from investment income compared to $1,789,260 in Fiscal 2021. This increase was primarily driven by an increase in the amount of promoted interest received by the Company as sponsor. As a result, our total revenue for Fiscal 2022 was $11,638,312 compared to $9,435,504 for Fiscal 2021.

Operating Expenses

Our operating expenses consist of salaries and wages, payroll taxes, employee benefits, contractors, advertising and promotion, bank charges, education and training, licenses and fees, professional fees, legal fees and expenses, recruiting, computer expense, financing expense, bad debt expense, interest expense, depreciation expense, amortization expense, equity kicker expense, and other operating expenses. Total operating expenses decreased to $12,003,065 during Fiscal 2022 from $15,342,381 during Fiscal 2021. This increase was largely driven by the following:

- Advertising and promotion expenses decreased to $1,597,902 in Fiscal 2022 from $5,121,835 for Fiscal 2021 due to the Company's suspension of REIT II's offering and the termination of marketing campaigns related to that offering.

- Equity kicker expenses decreased to $1,259,750 in Fiscal 2022 from $3,343,475 for Fiscal 2021. This decrease was primarily driven by a decrease in the amount of equity kickers offered to investors in the Company.

- Interest expenses decreased to $298,170 in Fiscal 2022 compared to $644,361 in Fiscal 2021 as a result of the repayment of certain loans.

- Contractor expenses decreased to $1,236,609 in Fiscal 2022 from $1,562,952 in Fiscal 2021 due to a decrease in the number of marketing and product development contractors engaged by the Company.

- These decreases were offset in part by an increase of $2,225,595 in legal fees, from $518,984 in Fiscal 2021 to $2,744, 579 in Fiscal 2022. This increase was primarily driven by the SEC's investigation and enforcement actions, described above.

- Additionally, salaries and wages expense increased to $2,932,764 in Fiscal 2022 from $2,393,621 in Fiscal 2021 as a result of new hires, particularly in the marketing, finance, product development and legal and compliance teams.

Net Loss

As a result of the foregoing, we incurred a net loss of $367,571 in Fiscal 2022, compared to a net loss of $5,902,296 in Fiscal 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $2,900,479 in cash and cash equivalents on hand. Accounts receivable at that date were $461,339. The Company's operations have been financed to date through a combination of revenues generated from management fees and the issuance of equity securities and convertible notes. We believe that the proceeds from this offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 8-12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

The Company had a line of credit and absorbed a line of credit with a financial institution as part of the structured disposition of real estate during the winding down of operations of a related party, DF Growth Fund, LLC. The first line of credit bears interest at approximately 16.25% and the second line of credit bears no interest. The total balance of the lines of credit was $77,841 and $45,718 as of December 31, 2022 and 2021, respectively. The lines of credit are closed to future draws, and the balances are in the process of being retired.

The Company has a note payable due to related party DF Income Fund, LLC that was entered into in December of 2016. The note bears interest at 6.0%, compounding monthly. Principal and unpaid interest are due upon maturity on December 31, 2026. The balance, including unpaid interest, was $1,553,902 and $1,480,248 as of December 31, 2022 and 2021, respectively.

The Company purchased units in DiversyFund Growth Fund, LLC from an investor for $400,000. This agreement was entered between the Company and the investor on December 14, 2020. The Company issued a five-year promissory note for the purchase of the units. The promissory note carries a 5% annual simple interest rate, payment of which is due quarterly. The note matures on December 14, 2025. The Company has the option to prepay the principal.

The Company purchased units in DiversyFund Income Fund, LLC from an investor for $100,000. This agreement was entered between the Company and the investor on December 14, 2020. The Company issued a five-year promissory note for the purchase of the units. The promissory note carries a 5% annual simple interest rate, payment of which is due quarterly. The note matures on December 14, 2025. The Company has the option to prepay the principal.

The Company promised to pay an investor $200,000 due to a financing arrangement. The note bears simple interest at 6.535% that is paid quarterly. The note was originated on February 5, 2019 and has a maturity date of December 31, 2025. The principal balance of the note remains outstanding.

The Company promised to pay an investor $200,000 due to a financing arrangement. The note bears simple interest at 6.535% that is paid quarterly. The note was originated on September 18, 2018 and has a maturity date of December 31, 2025. The principal balance of the note remains outstanding.

The Company promised to pay an investor $418,288 due to a financing arrangement. The note bears simple interest at 18.0%. Interest is required to be partially paid on a quarterly basis. The note was originated on September 17, 2018 and has a maturity date of December 31, 2025. The principal balance of the note remains outstanding.

The Company entered into a note payable with related party DF Growth REIT, LLC, in the amount of $2,000,000 in June of 2021, which bears interest at 4.0% on an annual basis. Principal and unpaid interest are due upon maturity on December 31, 2023. The balance, including unpaid interest, was $469,096 and $1,234,301 as of December 31,

2022 and 2021, respectively. The Company entered into an additional note payable with related party DF Growth REIT, LLC, in the amount of $500,000 in August of 2021, which bears interest at 4.0% on an annual basis. Principal and unpaid interest are due upon maturity on December 31, 2023. The balance, including unpaid interest, was $527,014 and $507,014 as of December 31, 2022 and 2021, respectively.

Trends

To combat high inflation, in 2022 and 2023 the Federal Reserve conducted its steepest series of interest rate hikes ever. As expected, this plan to slow down the economy and remove liquidity from the market through the use of monetary policy also led to a sharp decline in asset values across most sectors. While no asset is immune to these trends, hard assets such as real estate generally tend to perform better in inflationary environments than traditional investments such as stocks and bonds and multifamily real estate often responds better (from an investor's point of view) to inflationary pressures than other real estate subsectors as potential home buyers get pushed by high interest rates into the rental market.

Looking ahead, we expect the coming year to continue to be challenging for the broader economy with the possibility of economic conditions worsening before they improve and overall real estate markets experiencing another year of downward performance. We believe that we may be approaching the bottom of the market cycle, with the next twelve months presenting compelling investment opportunities.

We seek to identify and make investments based in part on major macroeconomic trends because we believe those trends are likely to drive outsized growth which in turn can deliver better than average performance. We expect the following factors to contribute to performance in the coming 12-24 months:

- Interest rate hikes by the Federal Reserve to combat record high inflation;

- Continuing rent increases caused by a post pandemic spike in demand, inflation and ongoing limitations on the supply of housing;

- Ongoing sunbelt growth in which existing dynamics of strong population and job growth is accelerated by migration of people and companies to the region; and

- Increasing demand for well-located, cash-flowing real estate assets.

RELATED PARTY TRANSACTIONS

The Company acts as Sponsor to affiliated funds including REITs and special purpose entities (SPEs) and receives fees for services provided to these funds as Sponsor.

The Company entered into a note payable with related party DF Growth REIT, LLC, in the amount of $2,000,000 in June of 2021, which bears interest at 4.0% on an annual basis. Principal and unpaid interest are due upon maturity on December 31, 2023. The balance, including unpaid interest, was $469,096 and $1,234,301 as of December 31, 2022 and 2021, respectively. The Company entered into an additional note payable with related party DF Growth REIT, LLC, in the amount of $500,000 in August of 2021, which bears interest at 4.0% on an annual basis. Principal and unpaid interest are due upon maturity on December 31, 2023. The balance, including unpaid interest, was $527,014 and $507,014 as of December 31, 2022 and 2021, respectively.

The following summarizes the fees that the Company, as Sponsor, may receive from affiliated funds:

Type of Fee	Description and Amount
Organization & Offering Expense Reimbursement	The Sponsor is reimbursed for direct expenses incurred by the Sponsor and its affiliates to organize and operate the funds and conduct offerings of fund securities, including: ● Marketing expenses paid to vendors, contractors, and consultants; ● Payroll expenses of marketing employees; ● Software costs; ● Fees paid to vendors, contractors, and consultants relating to the Sponsor's online fintech platform and smartphone applications; used to market and operate the Company; and ● Payroll expenses and software costs from product and tech employees working on the fintech platform and smartphone applications.
Asset Management Fee	The Sponsor charges affiliated funds an annual asset management fee equal to 2% of the capital raised from the sale of fund shares.
Acquisition Fee	The Sponsor receives from each Project Entity (or from a fund itself, if the fund owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both "hard" costs (*e.g.*, the cost of property) and "soft" costs (*e.g.*, professional fees). Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment).

Property Disposition Fee	Where a fund owns property directly or is the sole owner of a Project Entity, the Sponsor receives a property disposition fee equal to 1% of the total sale price of each property.
	Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment).
Financing Fee	Where a fund owns property directly, or is the sole owner of a Project Entity, the Sponsor receives a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.
	Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% financing fee for direct investment).
Construction Management Fee	The Sponsor may provide construction management services. If so, the Sponsor is entitled to a construction management fee equal to 7.5% of actual construction costs.
Guaranty Fee	If the Sponsor or an affiliate guaranties indebtedness of a fund or a Project Entity, including guaranties of any so-called "bad boy" carveouts, the guarantor will be entitled to a guaranty fee equal to 0.5% of the loan.
Other Fees	A fund or Project Entities may engage the Sponsor or its affiliates to perform other services. The compensation paid to the Sponsor or its affiliates in each case must be (i) fair to the Company and the Project Entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors.

Recently, in June 2023 the Company entered into notes payable with related parties Craig Cecilio and Laurian Cecilio in a total amount of $400,000. The notes bear interest at 8.0% on an annual basis and mature in June 2025. Interest is required to be partially paid on a quarterly basis and principal and unpaid interest are due upon maturity.

The Company also entered into notes payable with REIT I for $225,000 in May 2023 and for $250,000 in July 2023. Each note bears interest at a rate of 7% annually and has a maturity date of December 31, 2024. Full payment of principal and interest is due upon maturity.

The Company as Sponsor, Mr. Cecilio, Mr. Lewis, and parties related to them may also invest in the Company by purchasing shares of Class B Common Stock, along with other Investors.

RECENT OFFERINGS OF SECURITIES

Since May 2023 the Company has conducted a private placement of its securities pursuant to the exemption from registration offered by Section 4(a)(2) and Regulation D of the United States Securities Act of 1933. The Company has raised $740,000 in exchange for 403,636 shares (including bonus shares) of Class B Common Stock and $150,000 in exchange for convertible notes that bear interest at an annual rate of 2%. The convertible notes have a maturity date of 180 days after issuance and are convertible to shares of Class B Common Stock at a conversion price of $2.20. Proceeds of the private placement are used primarily for marketing, product development and compliance expenses related to the launch of REIT IV.

SECURITIES OFFERED AND RIGHTS OF SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 166,844,911 shares of common stock, of which 136,674,136 are Class A Common Stock and 30,170,775 are Class B Common Stock, and 25,000,000 shares of Preferred Stock. As of August 15, 2023, there were 136,674,136 shares of Class A Voting Common Stock outstanding, 403,636 shares of Class B Common Stock outstanding and no shares of Preferred Stock outstanding.

Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects to Class A Common Stock; *except* that Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Common Stock

> *Dividend Rights*

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive such dividends, on a pro rata basis, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends.

> *Voting Rights*

The holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The holders of Class B Common Stock are not entitled to vote at any meeting of stockholders unless required by law.

> *Right to Receive Liquidation Distributions*

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities and payment of preferential amounts required to be paid to holders of shares of Preferred Stock.

> *Rights and Preferences*

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

> *Dividend Rights*

Holders of Preferred Stock are entitled to receive dividends, if any, as may be declared by the board of directors at any time out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The holders of shares Preferred Stock are not entitled to vote at any meeting of stockholders unless required by law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive distributions prior and in preference to the holders of Common Stock.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 2% and have a maturity date of 180 days following issuance.

Conversion terms

The notes will automatically convert to shares of the Company's Class B Common Stock if, prior to the maturity date of the notes, the Company closes an equity investment transaction that results in gross proceeds to the Company of at least $2,000,000.

Stockholders Agreement

Investors who purchase shares of the Company's Class B Common Stock in this offering will be required to enter into the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), which is attached as an exhibit to this Memorandum.

Transfer Restrictions

In general, stockholders will not be permitted to transfer their shares without the permission of the Company except in a public offering; to a family member, a trust or charitable remainder trust under which distributions may be made only to the stockholder; to an entity the stockholders, partners or managers of which are the stockholder and/or the stockholder's family members; or in accordance with the procedures described in Article 3 of the Stockholders Agreement.

Drag-Along Rights

Stockholders are subject to a drag-along provision pursuant to which each stockholder agrees that, if one or more of the Company's founders holding a majority of the issued and outstanding common stock proposes to consummate a sale of the Company, then all stockholders will vote in favor of the Company sale and if requested perform any action reasonably required to transfer their shares.

Tag-Along Rights

If one or more of the Company's founders proposes to sell any of its shares, the other founder and each stockholder will be permitted to participate in such sale.

Waiver of Information Rights

Stockholders waive their information rights including rights granted to stockholders pursuant to Section 220 of the Delaware General Corporate Law.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the Company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can be resold only:

- in an IPO or other public offering registered with the SEC;

- to the company;

- to an accredited investor; and

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, the Stockholders Agreement contains restrictions on transfer described above.

Transfer Agent

The company has selected DealMaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price of $2.20 per share of Class B Common Stock was determined based on a valuation study we commissioned which looked at online investment companies and compared revenue, size of community and investor base, total assets under management and growth rates.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.diversyfund.com/annual-reports.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at www.diversyfund.com/lp/cf-venture-investment-opportunity.